Exhibit 3.1

Certificate of Amendment of

Amended and Restated Certificate of Incorporation of

Heckmann Corporation

Heckmann Corporation, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

ONE: That on September 25, 2008 resolutions were duly adopted by the Corporation’s Board of Directors setting forth, approving and adopting a proposed amendment to the Corporation’s Amended and Restated Certificate of Incorporation (the “Existing Certificate”), declaring such amendment to be advisable and recommending such amendment for approval by the Corporation’s stockholders, and calling a meeting of the stockholders of the Corporation for consideration thereof. Such resolutions provide that:

Article FIFTH of the Existing Certificate shall be amended and restated in its entirety to read as follows:

“FIFTH: The Corporation shall have perpetual existence.”

TWO: That on October 30, 2008, pursuant to resolutions of the Corporation’s Board of Directors, a special meeting of the Corporation’s stockholders was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of such amendment.

THREE: That such amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOUR: That the capital of the Corporation shall not be reduced under or by reason of such amendment.

FIVE: That this amendment shall be effective upon the consummation of a Business Combination, as such term is defined in the Existing Certificate.

IN WITNESS WHEREOF, the Corporation has duly caused this Certificate of Amendment of Amended and Restated Certificate of Incorporation to be executed as of this 30th day of October, 2008.

HECKMANN CORPORATION

By:	/s/ Richard J. Heckmann
Name:	Richard J. Heckmann
Title:	Chief Executive Officer